

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2013

Via E-mail
Ms. Maeve Carton
Finance Director
CRH public limited company
Belgard Castle, Clondalkin
Dublin 22, Ireland

>   **RE: CRH public limited company**
>   **Form 20-F for the Year ended December 31, 2012**
>   **Filed March 27, 2013**
>   **Response Letter dated September 5, 2013**
>   **File No. 1-32846**

Dear Ms. Carton:

        We have reviewed your response letter dated September 5, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to this comment, we may have additional comments.

Note 33. Supplemental Guarantor Information, page 145

1. We have reviewed your response to prior comment one from our letter dated August 22, 2013.   You believe that the reference in IAS 7.17 to financing activities would typically relate to amounts borrowed from external rather than internal sources in the context of a consolidated statement of cash flow. We note, however, that the Non-Guarantor Subsidiaries column is not presented in the context of a consolidated statement of cash flows but rather in the context of a separate reporting group within your condensed consolidating financial statement. We therefore continue to believe that you should classify the advances (and repayments) in the Non-Guarantor Subsidiaries column within financing activities, in accordance with IAS 7.17(d). We understand that this presentation will require elimination entries on both lines in order to net the transaction to zero at a consolidated level. Please revise your presentation in future filings accordingly.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding this comment.

Sincerely,

/s/ Terence O'Brien for

John Cash
Accounting Branch Chief